Investor Contacts:	Media Contact:
KCSA Strategic Communications	KCSA Strategic Communications
Jeffrey Goldberger / Marybeth Csaby	Lewis Goldberg
+1 212.896.1249 / +1 212.896.1236	+1 212.896.1216
jgoldberger@kcsa.com / mcsaby@kcsa.com	lgoldberg@kcsa.com

CASCAL N.V. ANNOUNCES INTENT TO VOLUNTARILY DELIST ITS COMMON SHARES FROM THE NYSE

London, U.K., July 15, 2010- Cascal N.V. (NYSE: HOO) (the Company) announced today that it has notified the New York Stock Exchange (the "NYSE") of its intent to voluntarily delist its common shares from the NYSE, and that it intends to deregister its common shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and suspend its obligations to file reports with the Securities and Exchange Commission ("SEC").

As previously  disclosed in connection with Sembcorp Utilities Pte Ltd.'s ("Sembcorp") bid for all of the issued and outstanding common shares of the Company, Sembcorp intended, subject to and in accordance with applicable laws, to cause the Company to (1) delist its common shares from the NYSE, (2) suspend its obligation to file reports under the Exchange Act, pending termination of registration of its common shares under the Exchange Act and (3) terminate the registration of its common shares under the Exchange Act. Accordingly, the Company's Board of Directors resolved to delist and deregister.

The Company anticipates that it will file with the SEC a Form 25 relating to the delisting of its common shares on or about July 26, 2010, with the delisting of its common shares to be effective ten days thereafter.  Accordingly, the Company anticipates that the last day of trading of its common shares on the NYSE will be Friday, August 6, 2010.1

On the effective date of the delisting, the Company plans to file a Form 15 to deregister its common shares under Section 12 of the Exchange Act.  It is eligible to delist and deregister because it has fewer than 300 record holders of its common shares.  Upon the filing of the Form 15, the Company's obligation to file certain reports with the SEC, including Forms 20-F and 6-K, would immediately be suspended.  The Company expects that the deregistration of its common shares would become effective 90 days after the date the Form 15 is filed with the SEC.

1 10 days after filing Form 25

About Cascal N.V.

Cascal provides water and wastewater services to its customers in eight countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama, Antigua and The Philippines. Cascal's customers are predominantly homes and businesses representing a total population of approximately 4.7 million.

Forward-looking statements

This release contains forward-looking statements that are not guarantees of future performance. There are important factors, many of which are outside of our control, that could cause actual results to differ materially from those expressed or implied by such forward-looking statements including: general economic business conditions, unfavorable weather conditions, housing and population growth trends, changes in energy prices and taxes, fluctuations with currency exchange rates, changes in regulations or regulatory treatment, changes in environmental compliance and water quality requirements, availability and the cost of capital, the success of growth initiatives, acquisitions and our ability to successfully integrate acquired companies and other factors discussed in our filings with the Securities and Exchange Commission, including under Risk Factors in our Form 20-F for the fiscal year ended March 31, 2010, filed with the SEC on June 25, 2010. We do not undertake and have no obligation to publicly update or revise any forward-looking statement.

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